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3-7-03

SEC MAIL RECEIVED PROCESSING SECTION
MAR 3 2003
WASH, D.C. 160

03012855

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[TTATES]
[SECURITIES AND EXCHANGE COMMISSION]
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-01-37550~~

8-41215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LOVELL INCORPORATED

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO MARYLAND FARMS, SUITE 126
(No. and Street)

BRENTWOOD, (City) TN (State) 37027 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAMON JOYNER / BILL LOVELL 615-373-1264
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HILL, HARPER & ASSOCIATES
(Name — if individual, state last, first, middle name)

761 OLD HICKORY BLVD., SUITE 206, BRENTWOOD, TN 37027
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 19 2003

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM (BILL) C. LOVELL, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LOVELL INCORPORATED, as of DECEMBER 31, 19 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

William C. Lovell Jr.
Signature

PRESIDENT
Title

Joseph M Bennie
Notary Public

This report** contains (check all applicable boxes):

- X☒ (a) Facing page.
- X☒ (b) Statement of Financial Condition.
- X☒ (c) Statement of Income (Loss).
- X☒ (d) Statement of Changes in Financial Condition.
- X☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOVELL INCORPORATED

(SEC I.D. No 8–41215)

Financial Statements and Supplemental Schedules for the Years ended December 31, 2002 and 2001, and Opinion of Independent Certified Public Accountants' and Supplemental Report on Internal Accounting Control Filed in accordance with Rule 17–a5(e) (3) as a Public Document

LOVELL INCORPORATED

Table of Contents

	Page Number
Independent Certified Public Accountants' Report	1
Financial Statements:	
Statements of Financial Position	2
Statements of Operations	3
Statements of Changes in Stockholder's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6 – 7
Supplemental Schedules:	
Independent Certified Public Accountants' Supplemental Report on Internal Accounting Control	8 – 9
Computation of Net Capital Under Sec. Rule 15c3–1	10

HHA Hill, Harper & Associates
Certified Public Accountants

Independent Certified Public Accountants' Report

Terry A. Hill
Ernest R. Harper

Brentwood Executive Center
761 Old hickory Boulevard
Suite 206
Brentwood, TN 37027
TEL: 615/377-3485

**The Board of Directors
Lovell Incorporated:**

We have audited the accompanying statements of financial position of Lovell Incorporated as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lovell Incorporated as of December 31, 2002 and 2001, and the results of its operations, changes in stockholder's equity and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 15c3–1 and rule 17a–5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hill, Harper & Associates

February 18, 2003

LOVELL INCORPORATED

Statements of Financial Position

December 31, 2002 and 2001

Assets		2002	2001
Current assets:			
Cash and cash equivalents	$	76,495	69,077
Marketable securities		–	6,046
Commissions and interest receivable		930	12
Receivable – clearing deposit		10,000	10,000
Total current assets		87,425	85,135
Furniture and equipment, at cost		22,147	22,147
Less accumulated depreciation		19,329	18,201
Net furniture and equipment		2,818	3,946
	$	90,243	89,081
Liabilities and Stockholder's Equity			
Current liabilities:			
Accounts payable	$	11	43
State income taxes		–	300
Deferred state income taxes		100	–
Accrued franchise taxes		375	350
Total current liabilities		486	693
Stockholder's equity:			
Common stock, no par value. Authorized 100,000 shares; issued and outstanding 12,000 shares		12,000	12,000
Additional paid-in capital		48,000	48,000
Retained earnings		29,757	28,388
Total stockholder's equity		89,757	88,388
	$	90,243	89,081

Commitments and contingencies (notes 5 and 6)

See accompanying notes to financial statements.

LOVELL INCORPORATED

Statements of Operations

Years ended December 31, 2002 and 2001

	2002	2001
Revenues:		
Commissions:		
Exchange listed equity securities	$ 2,518	71,803
Other securities	112,222	113,354
	114,740	185,157
Fees for investment advisory services	73,997	77,636
Sale of investment company shares – mutual funds	51,723	18,049
Realized and unrealized gain (loss) on marketable securities	(346)	(1,677)
Interest income	6,947	4,160
Other	15,001	11,371
Total revenues	262,062	294,696
Operating expenses:		
Stockholder salary	100,197	117,000
Other salary and employee costs	67,912	79,652
Professional fees	3,000	2,750
Occupancy, office and other expenses	25,804	30,270
Clearing costs	51,369	54,122
Regulatory fees, licenses, etc.	3,226	3,335
Research	1,184	2,768
Quotations	5,850	5,706
Depreciation	1,128	1,128
Other taxes	923	1,046
Total operating expenses	260,593	297,777
Net earnings (loss) before income taxes	1,469	(3,081)
State income tax expense (benefits)	100	(177)
Net earnings (loss)	$ 1,369	(2,904)

See accompanying notes to financial statements.

LOVELL INCORPORATED

Statements of Changes in Stockholder's Equity

Years ended December 31, 2002 and 2001

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance December 31, 2000	$ 12,000	48,000	31,292	91,292
Net loss 2001	–	–	(2,904)	(2,904)
Balance December 31, 2001	12,000	48,000	28,388	88,388
Net earnings 2002	–	–	1,369	1,369
Balance December 31, 2002	$ 12,000	48,000	29,757	89,757

See accompanying notes to financial statements.

LOVELL INCORPORATED

Statements of Cash Flows

Years ended December 31, 2002 and 2001

		2002	2001
Cash Flows from Operating Activities			
Net earnings (loss)	$	1,369	(2,904)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:			
Depreciation		1,128	1,128
Realized and unrealized loss on marketable securities		346	1,677
(Increase) decrease in commissions and interest receivable		(918)	5,042
Increase (decrease) in liabilities:			
Accounts payable		(32)	13
State franchise and income taxes payable		(175)	(200)
Net cash provided by operating activities		1,718	4,756
Cash Flows from Investing Activities			
Proceeds from sale of securities		6,050	–
Purchases of marketable securities		(350)	(4,200)
Net cash provided (used) in investing activities		5,700	(4,200)
Net increase in cash and cash equivalents		7,418	556
Cash and cash equivalents at beginning of year		69,077	68,521
Cash and cash equivalents at end of year	$	76,495	69,077
State income taxes paid	$	287	23

See accompanying notes to financial statements.

LOVELL INCORPORATED

Notes to Financial Statements

December 31, 2002 and 2001

(1) Summary of Significant Accounting Policies

Organization

The Company was organized on March 27, 1989, to perform various broker–dealer functions within the securities industry. Operations commenced in September 1989.

Revenue Recognition

The Company recognizes revenue either upon receipt, or when considered earned, if the earnings process has been substantially completed and revenues are reasonably assured of being collected. The related costs of management fees, if any, are also accrued at that time.

Depreciation

Furnishings and equipment are depreciated using the straight–line method over a life of three to seven years.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all cash on hand, deposits with financial institutions, and debt instruments with an original maturity of three months or less to be cash and cash equivalents.

Marketable Securities

Quoted market prices are used to value marketable securities. The resulting difference between cost and market (or fair value) is included in income.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Compensated Absences

Employees of the Company are entitled to paid vacation, paid sick days and personal days off, depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the cost of compensated absences when actually paid to employees.

(2) Income Taxes

The Company has elected to be treated as an S Corporation for Federal income tax purposes. Accordingly, no provision has been made for Federal income taxes in the accompanying statements. The Company is subject to State income taxes. The Company has elected to be taxed on the cash basis of accounting under which income is generally taxable when received and expenses deductible when paid. The effective State rate of taxation is six (6) percent.

Income taxes are provided in the year transactions enter into the determination of net earnings, regardless of when such transactions are recognized for tax purposes.

(2) Income Taxes, continued

Deferred income tax liability as December 31, 2002 and 2001 amounted to $100 and $-0-, respectively. Deferred income tax expense (benefit) amounted to $100 and $(475) for the years ended December 31, 2002 and 2001, respectively. The deferred tax balances arise primarily from (1) reporting for financial statement purposes using the accrual method of accounting and using the cash basis of accounting for preparation of tax returns and (2) gains and losses on investments for financial statement purposes recognizes unrealized gains (losses) on market appreciation or depreciation, whereas the tax return recognizes gains (losses) from investments only when the related investments are sold.

Summary of state income tax expense (benefit):	2002	2001
Current state income taxes payable	$ -	298
Deferred state income tax expense (benefit)	100	(475)
State income expense (benefit)	$ 100	(177)

(3) Concentrations of Assets

The Company maintains its clearing deposit account with and receives a substantial amount of its commission revenues from a single clearing broker.

(4) FOCUS Report, Part II A (see note 5)

The accompanying financial statements have been reconciled to the FOCUS report, Part II A filed by the Company for the year ended December 31, 2002. Net capital has been reported to be $86,464 with differences relating to minor audit adjustments reflected in the Schedule to the financial statements. The aggregate indebtedness ratio as of December 31, 2002 is .004440 to 1.

The FOCUS report did not include a computation for determination of reserve requirements under Rule 15c3-3 as the Company is exempt under provisions of Rule 15c-3(k)(2)A.

(5) Commitments

The Company has entered into a lease for office space which expires in August, 2003. The lease requires monthly payments which are subject to minor adjustments. Lease expense for the year ended December 31, 2002 and 2001 amounted to $18,323 and $17,877, respectively. The minimum future rent expense under this lease is $12,289 in 2003. The Company has a sublease arrangement for a portion its office space and currently receives $500 from the subleasee on a month to month basis.

(6) Retirement Plan Arrangement

The Company makes discretionary contributions on the behalf of it's employees to SEP - IRA retirement plan arrangements. To be eligible to participate in the plan the employee must have attained the age of twenty one and have performed service for the Company in at least three of the five immediately preceding plan years. Further, the employee must receive compensation of $400 or more in the plan year. Contributions to the plan amounted to $-0- and $19,521 for the years ended December 31, 2002 and 2001, respectively.

HHA Hill, Harper & Associates
Certified Public Accountants

Terry A. Hill
Ernest R. Harper

Brentwood Executive Center
761 Old hickory Boulevard
Suite 206
Brentwood, TN 37027
TEL: 615/377-3485

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL

**The Board of Directors
Lovell Incorporated:**

We have audited the financial statements of Lovell Incorporated for the year ended December 31, 2002, and have issued our report thereon dated February 18, 2003. As part of our audit, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America and Rule 17a–5 of the Securities and Exchange Commission. This study and evaluation included the accounting system and the practices and procedures followed by the client in making the periodic computations of aggregrate indebtedness and net capital under Rule 17a–3(a)(11) Rule 17a–5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed.

Under auditing standards generally accepted in the United States of America and Rule 17a–5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The management of Lovell Incorporated is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally

However, for the purposes of this report under Rule 17a–5, the determination of weaknesses to be reported was made without considering the practicality of corrective action by management within the framework of a cost/benefit relationship.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Lovell Incorporated taken as a whole. The study and evaluation did however disclose the following weakness.

Due to the limited number of personnel of the Company, it is impractical to attain a segregation of duties conducive to internal accounting control. While management of the Company is aware of this situation, it is not deemed practical to increase employees merely to enhance internal control. Further, the owner of the Company actively participates in its operations and closely supervises the employees, thus mitigating to a great extent, the aforementioned weakness.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Hill, Harper & Associates

February 18, 2003

LOVELL INCORPORATED

Computation of Net Capital Under Sec. Rule 15c3–1

December 31, 2002

Net Capital:				
Total stockholders' equity qualified for net capital			$	89,757
Deductions and\or charges:				
Furniture and equipment, net	$	2,818		
Haircut on mutual funds		–		2,818
Net capital			$	86,939
Computation of basic net capital requirement:				
Minimum net capital required			$	50,000
Excess net capital			$	36,939
Aggregate indebtedness:				
Accounts payable			$	11
Accrued state income taxes				–
Accrued franchise taxes				375
Aggregate indebtedness			$	386
Ratio: Aggregate indebtedness to net capital				.004440
Reconciliation with Company's computation (included in Part II of Form X–17–5 as of December 31, 2002):				
Net capital, as reported in Company's Part II (unaudited) FOCUS report			$	86,464
Audit adjustments:				
Adjust Tennessee Franchise and Excise liability to appropriate balances				475
Net capital as reported above			$	86,939